Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2017	2016	2015	2014	2013

Fixed charges:
Interest	$235,555	$208,328	$221,484	$205,486	$172,078
Amortization of fees	11,858	11,646	11,595	10,880	9,364
Interest capitalized	461	469	594	444	537

Fixed charges	$247,874	$220,443	$233,673	$216,810	$181,979

Income from continuing operations	$319,318	$316,477	$284,855	$269,140	$180,613
Plus fixed charges	247,874	220,443	233,673	216,810	181,979
Less interest capitalized	(461)	(469)	(594)	(444)	(537)

Earnings from continuing operations before fixed charges	$566,731	$536,451	$517,934	$485,506	$362,055
Divided by fixed charges	$247,874	$220,443	$233,673	$216,810	$181,979

Ratio of earnings from continuing operations to fixed charges	2.3	2.4	2.2	2.2	2.0

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.3	2.2	2.0	1.9	1.6

Preferred stock dividends	$3,911	$27,080	$27,080	$37,062	$41,930